Form 99.35 Summary of Changes to Form SBSE

Section V Item 13A of Form SBSE Schedule D:

Change #1:

Guggenheim Partners Advisors, LLC name change to Guggenheim Wealth Solutions, LLC; and

Change #2:

Addition of new affiliate under common control with applicant:

Section V ***Complete this section for control issues relating to ITEM 13A only.***

The details supplied relate to:

1.	Partnership, Corporation, or Organization Name GUGGENHEIM PRIVATE INVESTMENTS, LLC	CRD Number (if any) 331479	UIC Number (if any)

(*check only one*)

This Partnership, Corporation, or Organization [ ] *controls applicant* [ ] is *controlled by applicant* [X] is *under common control with applicant*

Business Address (*Street, City, State/Country, Zip + 4/Postal Code*) 330 MADISON AVENUE, 10TH FLOOR, NEW YORK, NY 10017 USA	Effective Date MM DD YYYY 09/11/2024	Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity" [ ] Yes [X] No	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organization: ▶ Securities Activities: [ ] Yes [X] No	Investment Advisory Activities: [x] Yes [ ] No

Briefly describe the *control* relationship. Use reverse side of this sheet for additional comments if necessary.

Guggenheim Private Investments, LLC is wholly owned by Guggenheim Private Investments Holdings, LLC, which is indirectly wholly owned by Guggenheim Partners, LLC and is an Investment Advisor registered with the SEC.